EXHIBIT 99.1


FOR IMMEDIATE RELEASE


                     NewKidCo Announces Operational Updates
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New York, NY (October 30, 2003) - NewKidCo International, Inc. (TSX: NKC; OTC:
NKCIF.PK) earlier this year released Tom & Jerry(R)Infurnal Escape for Game Boy(TM)Advance, which follows a series of successful Tom & Jerry(R)video game releases.

NewKidCo also has completed development of, and continues to develop, additional new titles. The company plans to release eight new titles between November 2003 and March 2004, through its exclusive distribution partner and co-publisher, Jack Of All Games, including:

     o    Dora the Explorer(R) Barnyard Buddies for PlayStation(R) One
     o    Dora the Explorer(R) Super Spies for GameBoy(R) Advance
     o    Dr. Seuss(R): The Cat in the Hat for PlayStation One
     o    Dr. Seuss(R): The Cat in the Hat for GameBoy Advance
     o    Dr. Seuss(R): Green Eggs and Ham for GameBoy Advance
     o    Tom & Jerry(R) in The War of The Whiskers for Xbox(R)
     o    Tom & Jerry(R) in The War of The Whiskers for NINTENDO GAMECUBE(TM)
     o    Sesame Street(R) Twin Pak for PlayStation One

Financial Updates
NewKidCo is currently working to complete the audit of the company's financial statements for the year ended December 31, 2002. The company expects the audit to be completed as soon as practical and intends to file the related documents with the securities commissions in Canada and the US. Shortly following that, the company plans to publish and file quarterly results for the first three quarters of 2003. No assurance can be made that these filings will be made in a timely manner.

NewKidCo has also been working on restructuring its financial obligations and is considering a range of strategic alliances and alternatives and financing opportunities. However, no assurance can be made that a suitable financing opportunity will be found.

Equity Trading Status Update
NewKidCo recently received notice that the Toronto Stock Exchange ("TSX") suspended trading of the company's common shares, effective at the close of market on Friday, November 7, 2003. As indicated in a press release dated June 12, 2003, the company's shares have not traded on the TSX since June 11, 2003 due to a cease trade order issued by the Ontario Securities Commission. (In addition, cease trade orders have been issued by the Quebec Securities Commission, the Manitoba Securities Commission, the Alberta Securities Commission and the British Columbia Securities Commission.) Based on the requirements that the TSX sets for trading, the company does not currently plan to pursue trading status on the TSX.

The company's common stock continues to trade in the US on the OTC pink sheets under the symbol NKCIF.PK; however, based on the cease trade orders in effect by the various Canadian Securities Commissions, as well as the trading suspension on the TSX, current and potential investors in the company's common stock should consult legal counsel before attempting to make any trades.

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Management Update
On October 15, 2003, Paul Samulski, the company's Executive Vice President and Chief Creative Officer, resigned from his position with the company. Mr. Samulski's responsibilities have been assigned to other NewKidCo employees and consultants.

About NewKidCo:
NewKidCo International Inc. (TSX: NKC; OTC: NKCIF.PK) publishes children's video games based on popular licensed characters and brands for interactive entertainment gaming systems from Nintendo, Sony Computer Entertainment of America and Microsoft. The company publishes and distributes its products through Jack of All Games in the Americas, UbiSoft Entertainment SA in Europe, and Success Corp. in Japan.

NewKidCo Contacts:
Henry Kaplan, CEO
Tel: 212/581-1555 x224
Fax: 212/265-1620

Arthur Levine, President
Tel: 212/581-1555 x235
Fax: 212/265-1620

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Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation risks related to the Company's ability to raise additional financing, risks of intellectual property rights and litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally, risks associated with competition and competitive pricing pressures, risks associated with foreign sales, risks associated with the sell-through of products in the sales channels, risks associated with customer concentration and other risks detailed in the Company's filings with the Securities and Exchange Commission.